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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TTR TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par Value $0.001 per share
(Title of Class of Securities)

87305 U102
(CUSIP Number)

Seth Rosenblatt
455 Central Avenue
Cedarhurst, New York 11516
516-374-9500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box: [    ]

NOTE: Six copies fo this statement, including all exhibits, should be files with the Commission. See Rule 13d-1(a) for other parties tho whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 87305 U102	13D	Page 2 of 5 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Seth Rosenblatt

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 1,253,354
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 57,100

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,354

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 6.84%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 87305 U102	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

        This statement on Schedule 13D initially filed on February 21, 2003, relates to the Common Stock, $0.001 par value per share, of TTR Technologies, Inc., a Delaware corporation (the "Company") and is amended and restated by this Amendment No. 1. The principal executive offices of the Company are located at 1841 Broadway, New York, NewYork 10023.

Item 2. Identity and Background

        (a)-(c) The name of the person filing this Schedule 13D is Seth Rosenblatt ("SR"). SR is principally engaged in financial and management activities. SR's principal office is located at 455 Central Avenue, Cedarhurst, New York 11516.

        (d)-(e) During the last five years, SR has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) SR is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        SR owns 57,100 shares of Common Stock of the Company which were acquired several years ago. SR has received unsolicited proxies to vote 1,196,254 shares of Common Stock of the Company from 13 of the Company's shareholders from the period May 1, 2003 through May 12, 2003.

Item 4. Purpose of the Transaction.

        To the best of SR's knowledge, all of the shares of Common Stock reported herein and for which SR has been given proxies were acquired at different times for investment purposes. SR's 57,100 shares of Common Stock were acquired several years ago for investment purposes. SR has made no final determination with respect to any specific course of action at the present time. SR may pursue discussions with the Company's management in an effort to maximize long term value to the shareholders. SR has no specific plan or proposal which relates to or could result in any of the matters referred to in paragraphs (b) through (j) inclusive, of Item 4 of Schedule 13D. SR may, at any time or from time to time, review or reconsider and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

        (a) The number of shares of Common Stock covered is 1,253,354 which constitutes approximately 6.84% of the Common Stock of the Company.

        (b) See items 7 through 11 on the cover page.

        (c) Except as set forth herein, to the best of SR's knowledge, there have been no transactions in the shares of the Company's Common Stock effected during the past sixty (60) days by SR, nor to the best of SR's knowledge, by any affiliate of SR.

        (d) Each of the Company's shareholders listed on the Schedule of Proxies filed as Exhibit 1, have given SR unsolicited proxies to vote the Company's shares but SR has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities. All of the proxies which have been given expire on December 31, 2003.

        (e) Not applicable.

CUSIP No. 87305 U102	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Each of the Company's shareholders listed on the Schedule of Proxies filed as Exhibit 1, have given SR unsolicited proxies to vote the Company's shares but SR has no right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities. All of the proxies which have been given expire on December 31, 2003.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1—Schedule of Proxies

[Signature appears on next page]

CUSIP No. 87305 U102	13D	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: May 28, 2003

                      /s/ Seth Rosenblatt

                      Seth Rosenblatt

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SIGNATURE